UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

A10 Networks, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

002121101

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002121101	13G/A	Page 1 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 002121101	13G/A	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners GE VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 002121101	13G/A	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners GE VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 002121101	13G/A	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Growth Equity Fund VIII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 002121101	13G/A	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Partners Growth Equity Fund VIII-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 002121101	13G/A	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Master Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 002121101	13G/A	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 002121101	13G/A	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 002121101	13G/A	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Summit Investors I (UK), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman exempted limited partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 002121101	13G/A	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Martin J. Mannion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 002121101	13G/A	Page 11 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Peter Y. Chung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 9,515,529 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 9,515,529 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,515,529 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 002121101	13G/A	Page 12 of 16 Pages

Item 1(a)	Name of Issuer:

A10 Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3 West Plumeria Drive, San Jose, California 95134.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P. (individually, an “Entity” and collectively, the “Entities”), Martin J. Mannion and Peter Y. Chung.

Summit Partners, L.P. is the managing member of Summit Partners GE VIII, LLC, which is the general partner of Summit Partners GE VIII, L.P., which is the general partner of Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P. Summit Master Company, LLC is the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its investment committee responsible for voting and investment decisions with respect to A10 Networks, Inc. Summit Partners, L.P., through a two-person investment committee responsible for voting and investment decisions with respect to A10 Networks, Inc., currently composed of Martin J. Mannion and Peter Y. Chung, has voting and dispositive authority over the shares held by the reporting persons, as applicable.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Summit Partners, L.P., Summit Partners GE VIII, LLC, Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Master Company, LLC, Summit Investors Management, LLC, Summit Investors I, LLC, Summit Investors I (UK), L.P., Martin J. Mannion and Peter Y. Chung is c/o Summit Partners, 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

Item 2(c)	Citizenship:

Each of Summit Partners, L.P., Summit Partners GE VIII, L.P., Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Summit Partners GE VIII, LLC, Summit Master Company, LLC, Summit Investors Management, LLC and Summit Investors I, LLC is a limited liability company organized under the laws of the State of Delaware. Summit Investors I (UK), L.P. is a Cayman exempted limited partnership. Each of Martin J. Mannion and Peter Y. Chung is a United States citizen.

CUSIP No. 002121101	13G/A	Page 13 of 16 Pages

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.00001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

002121101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 002121101	13G/A	Page 14 of 16 Pages

Item 4	Ownership:

(a)	Amount beneficially owned:

As of December 31, 2019, Summit Partners Growth Equity Fund VIII-A, L.P. was the record owner of 6,873,136 shares of Common Stock. As of December 31, 2019, Summit Partners Growth Equity Fund VIII-B, L.P. was the record owner of 2,510,989 shares of Common Stock. As of December 31, 2019, Summit Investors I, LLC was the record owner of 40,186 shares of Common Stock. As of December 31, 2019, Summit Investors I (UK), L.P. was the record owner of 3,535 shares of Common Stock. Amounts beneficially owned by the reporting persons also include 87,683 shares of Common Stock issued upon the vesting and settlement of restricted stock units granted to Mr. Chung. Mr. Chung received such restricted stock units as part of director compensation and holds the Common Stock for the benefit of Summit Partners, L.P., which determines when the shares will be sold and is entitled to the proceeds of any such sales. Amounts beneficially owned do not include 23,547 restricted stock units granted to Mr. Chung as part of the director compensation program on December 4, 2019 that will settle solely by delivery of an equal number of shares of Common Stock on the earlier of the first anniversary of the grant date or the date of the company’s next annual meeting, subject to Mr. Chung’s continued service on the board of directors as of such date. Mr. Chung holds any restricted stock units for the benefit of Summit Partners, L.P., which he has empowered to determine when the underlying shares will be sold and which is entitled to the proceeds of any such sales.

By virtue of the affiliate relationships among the Entities and by virtue of Mr. Mannion’s and Mr. Chung’s membership in the two-person investment committee of Summit Partners, L.P., each of the reporting persons may be deemed to own beneficially all of the 9,515,529 shares of Common Stock as of December 31, 2019. Each of the reporting persons expressly disclaims beneficial ownership of any shares of A10 Networks, Inc., except for Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Mr. Chung, in each case, for the shares which it or him, as applicable, holds of record as provided above.

(b)	Percent of class:

Summit Partners, L.P.: 12.4%

Summit Partners GE VIII, LLC: 12.4%

Summit Partners GE VIII, L.P.: 12.4%

Summit Partners Growth Equity Fund VIII-A, L.P.: 12.4%

Summit Partners Growth Equity Fund VIII-B, L.P.: 12.4%

Summit Master Company, LLC: 12.4%

Summit Investors Management, LLC: 12.4%

Summit Investors I, LLC: 12.4%

Summit Investors I (UK), L.P.: 12.4%

Martin J. Mannion: 12.4%

Peter Y. Chung: 12.4%

CUSIP No. 002121101	13G/A	Page 15 of 16 Pages

The foregoing percentages are calculated using the 76,818,472 shares of Common Stock outstanding as disclosed in A10 Networks, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2019.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0 shares for each reporting person

(ii)	shared power to vote or to direct the vote:

Summit Partners, L.P.: 9,515,529

Summit Partners GE VIII, LLC: 9,515,529

Summit Partners GE VIII, L.P.: 9,515,529

Summit Partners Growth Equity Fund VIII-A, L.P.: 9,515,529

Summit Partners Growth Equity Fund VIII-B, L.P.: 9,515,529

Summit Master Company, LLC: 9,515,529

Summit Investors Management, LLC: 9,515,529

Summit Investors I, LLC: 9,515,529

Summit Investors I (UK), L.P.: 9,515,529

Martin J. Mannion: 9,515,529

Peter Y. Chung: 9,515,529

(iii)	sole power to dispose or to direct the disposition of:

0 shares for each reporting person

(iv)	shared power to dispose or to direct the disposition of:

Summit Partners, L.P.: 9,515,529

Summit Partners GE VIII, LLC: 9,515,529

Summit Partners GE VIII, L.P.: 9,515,529

Summit Partners Growth Equity Fund VIII-A, L.P.: 9,515,529

Summit Partners Growth Equity Fund VIII-B, L.P.: 9,515,529

Summit Master Company, LLC: 9,515,529

Summit Investors Management, LLC: 9,515,529

Summit Investors I, LLC: 9,515,529

Summit Investors I (UK), L.P.: 9,515,529

Martin J. Mannion: 9,515,529

Peter Y. Chung: 9,515,529

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

CUSIP No. 002121101	13G/A	Page 16 of 16 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable. The reporting persons expressly disclaim membership in a “group” as used in Section 13d-1(b)(1)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: January 28, 2020.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS GE VIII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GE VIII, L.P. By: Summit Partners GE VIII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Master Company, LLC, its managing member		SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Master Company, LLC, its managing member

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its general partner By: Summit Master Company, LLC, its managing member

By:	*	By:	*
	Member		Martin J. Mannion

By:	*
Peter Y. Chung

		*By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

**

Pursuant to the Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are filed as Exhibit 2 to the report on Schedule 13G filed by the reporting persons on February 4, 2015 for the year ended December 31, 2014.

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of A10 Networks, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 28th day of January 2020.

SUMMIT PARTNERS, L.P. By: Summit Master Company, LLC, its general partner		SUMMIT PARTNERS GE VIII, LLC By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GE VIII, L.P. By: Summit Partners GE VIII, LLC, its general partner By: Summit Partners, L.P., its managing member By: Summit Master Company, LLC, its general partner

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

By:	*	By:	*
	Member		Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By: Summit Partners GE VIII, L.P.,

its general partner

By: Summit Partners GE VIII, LLC,

its general partner

By: Summit Partners, L.P.,

its managing member

By: Summit Master Company, LLC,

its general partner

SUMMIT MASTER COMPANY, LLC

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS MANAGEMENT, LLC By: Summit Master Company, LLC, its managing member		SUMMIT INVESTORS I, LLC By: Summit Investors Management, LLC, its manager By: Summit Master Company, LLC, its managing member

By:	*	By:	*
	Member		Member

SUMMIT INVESTORS I (UK), L.P. By: Summit Investors Management, LLC, its general partner By: Summit Master Company, LLC, its managing member

By:	*	By:	*
	Member		Martin J. Mannion

By:	*
Peter Y. Chung

		*By:	/s/ Robin W. Devereux
Robin W. Devereux Power of Attorney**

**

Pursuant to the Powers of Attorney on file with the Commission, which Powers of Attorney are incorporated herein by reference. Copies of such Powers of Attorney are filed as Exhibit 2 to the report on Schedule 13G filed by the reporting persons on February 4, 2015 for the year ended December 31, 2014.